UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FELDMAN MALL PROPERTIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

314308107

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 314308107	13D/A	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,267,553
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,267,553
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,267,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 13,120,246 shares of common stock, par value $0.01 per share, outstanding as of November 1, 2006, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on November 14, 2006.

CUSIP No. 314308107	13D/A	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,267,553
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,267,553
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,267,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 314308107	13D/A	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,267,553
8 SHARED VOTING POWER —0—
9 SOLE DISPOSITIVE POWER 1,267,553
10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,267,553
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 314308107	13D/A	Page 5 of 11 pages

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D as filed on December 19, 2006 and amended on January 30, 2007 (the “Schedule 13D”), with respect to shares of Common Stock, par value $0.01 per share (the “Shares”), of Feldman Mall Properties, Inc. (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 314308107	13D/A	Page 6 of 11 pages

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on June 15, 2005, as amended on February 14, 2006, to report the acquisition of the Shares. On December 18, 2006, the Reporting Persons sent a letter to the Chairman of the Board and Chief Executive Officer of the Issuer (the “December 18th Letter”). The December 18th Letter contained a shareholder proposal for inclusion with the Issuer’s proxy statement, which recommended that the Board of Directors of the Issuer promptly engage an investment banking firm and pursue a sale of the Issuer. A copy of the December 18th Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. In addition, on December 18, 2006, the Reporting Persons issued a press release related to the December 18th Letter, a copy of which is attached to the Schedule 13D as Exhibit B and is incorporated herein by reference. On January 30, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “January 30th Letter”). A copy of the January 30th Letter is attached to the Schedule 13D as Exhibit C and is incorporated herein by reference. On March 20, 2007, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “March 20th Letter”). A copy of the March 20th Letter is attached hereto as Exhibit D as is incorporated herein by reference.

In connection with the foregoing, and as may be appropriate from time to time depending on the course of discussions with the Issuer or other actions taken by the Issuer, the Reporting Persons will consider the feasibility and advisability of various alternative courses of action with respect to their investment in the Issuer, provided, however, that the Reporting Persons do not currently intend to engage in a control transaction or any contested solicitation for the election of directors of the Issuer.

Except as set forth in the Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

CUSIP No. 314308107	13D/A	Page 7 of 11 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Chairman of the Board and Chief Executive Officer of Feldman Mall Properties, Inc., dated December 18, 2006*

Exhibit B	Press Release, dated December 18, 2006*

Exhibit C	Letter to the Chairman of the Board of Directors of Feldman Mall Properties, Inc., dated January 30, 2007.**

Exhibit D	Letter to the Board of Directors of Feldman Mall Properties, Inc., dated March 20, 2007.

Exhibit E	Schedule of Transactions in Shares of the Issuer**

Exhibit F	Joint Filing Agreement*

*	Filed with the Schedule 13D on December 19, 2006.

**	Filed with the Schedule 13D/A on January 30, 2007.

CUSIP No. 314308107	13D/A	Page 8 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: March 20, 2007	MERCURY REAL ESTATE ADVISORS LLC

/s/ MALCOLM F. MACLEAN IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ MALCOLM F. MACLEAN IV Signature

/s/ DAVID R. JARVIS Signature

CUSIP No. 314308107	13D/A	Page 9 of 11 pages

EXHIBIT INDEX

Exhibit A	Letter to the Chairman of the Board and Chief Executive Officer of Feldman Mall Properties, Inc., dated December 18, 2006*

Exhibit B	Press Release, dated December 18, 2006*

Exhibit C	Letter to the Chairman of the Board of Directors of Feldman Mall Properties, Inc., dated January 30, 2007.**

Exhibit D	Letter to the Board of Directors of Feldman Mall Properties, Inc., dated March 20, 2007.

Exhibit E	Schedule of Transactions in Shares of the Issuer**

Exhibit F	Joint Filing Agreement*

*	Filed with the Schedule 13D on December 19, 2006.

**	Filed with the Schedule 13D/A on January 30, 2007.

CUSIP No. 314308107	13D/A	Page 10 of 11 pages

Exhibit D

Mercury Real Estate Advisors LLC

Three River Road

Greenwich, CT 06807

March 20, 2007

Board of Directors

Feldman Mall Properties, Inc.

1010 Northern Boulevard

Suite 314

Great Neck, NY 11024

Dear Gentlemen:

As you are aware, Mercury Real Estate Advisors LLC (“Mercury”) is one of the largest investors in Feldman Mall Properties, Inc. (“Feldman” or the “Company”), with a reported ownership stake of approximately 9.7%. In letters dated both December 18, 2006 and January 30, 2007, we strongly urged the Board of Directors of the Company (the “Board”) to promptly engage a leading investment banking firm to immediately sell the Company. Furthermore, in our January 30, 2007 letter, we informed you that we have received numerous inquiries from well known and established national and regional mall owners and operators that have expressed interest in exploring a purchase of the Company or its assets. To address this bona fide interest in a purchase of the Company or it assets, we urged the Board to form an independent committee to pursue strategic alternatives.

Approximately 50 days since our January 30, 2007 letter, we have yet to receive any response from the Company, including the independent members of the Board, with respect to our request. We believe this lack of response to our request and general indifference to the potential interest of third party buyers is contrary to the fiduciary duties of the Board to explore all reasonable means to maximize shareholder value.

Moreover, instead of pursuing the strategic alternatives advocated in our prior correspondence, the Company has continued to underperform and exhibit a lack of leadership and governance as demonstrated, in part, by the following examples:

1.	Non-timely SEC filings. The Company has failed to file in a timely manner periodic reports required under the Securities Exchange Act of 1934, including its current 2006 Form 10-K (for which the Company has requested an extension), Q3 2006 Form 10-Q, Q2 2006 Form 10-Q, 2005 Form 10-K and 2004 Form 10-K.

2.

Rescheduling of Earnings Releases and Conf Calls. On March 10, 2005, the Company rescheduled its Q4 2004 and full year 2004 earnings call because the Company could not complete its financials in a timely manner.

CUSIP No. 314308107	13D/A	Page 11 of 11 pages

Again on March 2, 2006, the Company rescheduled its Q4 2005 and full year 2005 earnings call because the Company could not complete its financials in a timely manner.

3.	Revision to FFO. On April 6, 2006, the Company revised its reported Q4 2005 Funds from Operations (FFO) from $0.18 to $0.15 per share.

4.	Reduction of Earnings Guidance. On November 11, 2005, the Company revised its Q3 2005 earnings guidance from $0.28 to $0.30 per share to $0.23 to $0.25 per share, a reduction of over 17%. Again, only three months later, on February 22, 2006, the Company revised its Q4 2005 earnings guidance from $0.25 to $0.27 per share to $0.17 to $0.18 per share, another reduction of approximately 27% for a total reduction over six months of over 40%.

This continued pattern of delays in SEC filings, downward adjustment in reported FFO by a whopping 16.6%, and a reduction of earnings guidance by approximately 40% is extremely troubling. This pattern, coupled with a lagging total return of 6.5% since the Company’s initial public offering in December 2004 (compared with a total return of over 60% for the MSCI REIT index), and a G&A expense ratio of 11.6% of revenues as compared to the peer group average of 4.6%, should lead any prudent shareholder and independent director to question why this Company remains under its current stewardship.

Furthermore, given that the Company continues to trade at such deep discount to its liquidation valuation and that there are several independent third parties who are interested in the purchase of the Company or its assets, we again, urge the independent members of the Board to hire an investment bank to pursue strategic alternatives. The Board should not continue to let the opinion of its seemingly conflicted Chairman, Larry Feldman, determine the right course of action for achieving and maximizing shareholder value.

Thank you for your prompt attention to this critical issue. We will call you later this week to schedule a time to discuss this matter in person as well.

Very truly yours,

MERCURY REAL ESTATE ADVISORS LLC

/S/ MALCOLM F. MACLEAN IV
Name: Malcolm F. MacLean IV
Title: President

/S/ DAVID R. JARVIS
Name: David R. Jarvis
Title: Chief Executive Officer